UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 10)*

                            NATIONAL EDUCATION CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     635771-10-8
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   February 9, 1995
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 2 of 20



          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 2 of 20
                           Exhibit Index Located on Page 19





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 3 of 20




       1   Name of Reporting Person                BK CAPITAL PARTNERS II, L.P.

           IRS Identification No. of Above Person                    94-3048313
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 4 of 20




       1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

           IRS Identification No. of Above Person                    94-3091845
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 5 of 20




       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 6 of 20




       1   Name of Reporting Person                                BK-NEC, L.P.

           IRS Identification No. of Above Person                    94-3160834
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 7 of 20




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                     PN, IA


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 8 of 20




       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                      California


                          7    Sole Voting Power                       -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,040,205*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 9 of 20




       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196
       2   Check the Appropriate Box if a Member of a Group           (a)  [x]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA


                          7    Sole Voting Power                        19,422*

         NUMBER OF
          SHARES          8    Shared Voting Power                   4,040,205*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   19,422*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              4,040,205*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   4,059,627*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11             11.5%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 10 of 20




       1   Name of Reporting Person                             THE COMMON FUND

           IRS Identification No. of Above Person                    23-7037968
       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [x]

       3   SEC USE ONLY


       4   Source of Funds                                                   WC

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                        New York


                          7    Sole Voting Power                         -0-

         NUMBER OF
          SHARES          8    Shared Voting Power                   2,204,170*
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,204,170*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,204,170*


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]

       13   Percent of Class Represented by Amount in Row 11              6.3%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 11 of 20



          Item 1.  Security and Issuer

          This Amendment No. 10 (the "Amendment") to Schedule 13D relates to shares of common stock (the "Common Stock") of National Education Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 18400 Von Karman Avenue, Irvine, CA 92715.

          This Amendment is being filed because of the distribution and sale of shares of Common Stock, as described in Item 5 below.

          Item 2.   Identity and Background

          This Amendment is filed on behalf of BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership ("BK III"), BK Capital Partners IV, L.P., a California limited partnership ("BK IV"), BK-NEC, L.P., a California Limited partnership ("BK-NEC"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc., and The Common Fund, a New York non-profit corporation.

          BK II, BK III, BK IV and BK-NEC are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK II, BK III, BK IV and BK-NEC, and the investment adviser to The Common Fund.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 12 of 20



                                                             Principal
           Name and                               Citizen-   Occupation
           Office Held       Business Address     ship       or Employment

           Richard C. Blum   909 Montgomery St.   USA        President and
           President,        Suite 400                       Chairman,
           Chairman and      San Francisco, CA               RCBA, L.P.
           Director
           Thomas L.         40 Wall Street       USA        Chairman,
           Kempner           New York, NY                    Loeb Partners
           Director          10005                           Corporation,
                                                             Investment
                                                             Banking
                                                             Business

           Nils Colin Lind   909 Montgomery St.   Norway     Managing
           Managing          Suite 400                       Director,
           Director and      San Francisco, CA               RCBA, L.P.
           Director

           George A. Pavlov  909 Montgomery St.   USA        Managing
           Managing          Suite 400                       Director and
           Director, Chief   San Francisco, CA               Chief
           Financial                                         Financial
           Officer and                                       Officer,
           Director                                          RCBA, L.P.
           Alexander L.      909 Montgomery St.   USA        Managing
           Dean              Suite 400                       Director of
           Managing          San Francisco, CA               Investments,
           Director of                                       RCBA, L.P.
           Investments and
           Director

           Peter E.          909 Montgomery St.   USA        Managing
           Rosenberg         Suite 400                       Director of
           Managing          San Francisco, CA               Investments,
           Director of                                       RCBA, L.P.
           Investments and
           Director
           Michael Kane      909 Montgomery St.   USA        Managing
           Managing          Suite 400                       Director of
           Director of       San Francisco, CA               Investments,
           Investments                                       RCBA, L.P.

           Jeffrey W. Ubben  909 Montgomery St.   USA        Managing
           Managing          Suite 400                       Director of
           Director of       San Francisco, CA               Investments,
           Investments                                       RCBA, L.P.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 13 of 20



                                                             Principal
           Name and                               Citizen-   Occupation
           Office Held       Business Address     ship       or Employment

           Marc Scholvinck   909 Montgomery St.   USA        Vice
           Vice President    Suite 400                       President and
           and Controller    San Francisco, CA               Controller,
                                                             RCBA, L.P.

           Donald S.         3 Embarcadero        USA        Howard, Rice,
           Scherer           Center                          et al. (law
           Secretary         Suite 700                       firm)
                             San Francisco, CA
                             94111


          The Common Fund is a New York non-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):

          Trustees

          Paul J. Aslanian                  Robert D. Flanigan, Jr.
          Treasurer                         Vice President for Business and
          Macalester College                Financial Affairs &
          1600 Grand Avenue                   Treasurer
          St. Paul, MN  55105               Spelman College
                                            350 Spelman Lane, S.W.
          Robert L. Bovinette               Box 589
          President and Treasurer           Atlanta, GA  30314-4399
          The Common Fund
          450 Post Road East                Caspa L. Harris, Jr.
          Westport, CT  06881-0909          Consultant
                                            Route 1, Box 509
          John B. Carroll                   Waterford, VA  22190
          President
          GTE Investment Management Corp.   Norman G. Herbert
          Tresser Boulevard                 Treasurer and Investment
          Seventh Floor                     Officer
          Stamford, CT  06901               University of Michigan
                                            5032 Fleming Administration
          Mayree C. Clark                   Building
          Managing Director, Global         Ann Arbor, MI  48109-1340
          Research
          Morgan Stanley & Co., Inc.
          1251 Avenue of the Americas
          New York, NY  10020





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 14 of 20



          William C. Hromadka               Louis W. Moelchert
          Treasurer and Assoc. Sr. Vice     Vice President for Business and
          President                         Finance
          University of Southern            University of Richmond
          California                        Campus Drive, Room 202
          University Park, Treasurer's      Maryland Hall
          Office                            Richmond, VA  23173
          BKS 402 - Bookstore Building
          Los Angeles, CA  90089-2541       Andre F. Perold
                                            Sylvan C. Coleman Professor of
          Lyn Hutton                          Financial Management
          Vice President Finance and        Harvard University Graduate
          Treasurer                           School of Business
          Dartmouth College                   Administration
          6008 Parkhurst Hall, Room 102     Morgan Hall, 367, Soldiers
          Hanover, NH  03755-3529           Field
                                            Boston, MA  02163
          David M. Lascell
          Partner                           Robert S. Salomon, Jr.
          Hallenbeck, Lascell, Norris &     Principal & Founder
          Zorn                              STI Management LLC
          One Exchange Street               106 Dolphin Cove Quay
          Rochester, NY  14614-1403         Stamford, CT  06902

          John T. Leatham                   William T. Spitz
          Chairman                          Treasurer
          Security Health Managed Care      Vanderbilt University
          1925 Calvin Court                 102 Alumni Hall
          River Woods, IL  60015            Nashville, TN  37240-0159


          The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

          John S. Griswold, Jr.             Curt R. Tobey
          Senior Vice President             Senior Vice President

          Todd E. Petzel                    Marita Wein
          Executive Vice President and      Secretary
          Chief Investment Officer


          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 15 of 20



          Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the previous purchases of securities was the working capital of the Reporting Persons.

          Item 4.   Purpose of Transaction.

          The Reporting Persons originally acquired securities in the Issuer for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

          Mr. Blum serves on the Issuer's Board of Directors.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, although they may in the future take actions that would have such consequences.

          Item 5.   Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 35,137,143 shares of Common Stock issued and outstanding as of February 7, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                               Shares of
                                                Common         Percentage
           Name                               Stock Owned         Owned

           BK II                                557,658           1.6%
           BK III                               662,992           1.9%

           BK IV                                 20,900           0.1%

           BK-NEC                               579,007           1.6%
           RCBA L.P.                             15,478           0.0%

           The Common Fund                    2,204,170           6.3%
                                              _________           ____
                     Total                    4,040,205          11.5%
                                              =========          =====





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 16 of 20



          Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons may be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 4,040,205 shares of the Common Stock, which is 11.5% of the outstanding Common Stock. However, The Common Fund expressly disclaims membership in such a group and disclaims beneficial ownership of securities owned by any other person.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 19,422 shares of Common Stock, consisting of 6,422 shares of Common Stock owned directly and options to acquire 13,000 shares of Common Stock, which options are currently exercisable or exercisable within 60 days. If
          Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 4,059,627 shares, which is 11.5% of the Common Stock. Although Mr. Blum is joining in this Amendment as a Reporting Person, the filing of this Amendment shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) During the last 60 days, the Reporting Persons effected the following transactions. On January 2, 1996, BK-NEC made an in-kind distribution of 296,576 shares of Common Stock to BK IV, one of its limited partners, which in turn distributed such 296,576 shares to two of its withdrawing partners. In addition, on February 9, 1996, the following Reporting Persons sold the following shares of Common Stock in two trades through broker-dealers at a price of $11.25 per share:

                    Name                     Shares Sold

                    BK II                      144,000
                    BK III                     165,000
                    BK-NEC                     144,000
                    The Common Fund            547,000
                                             _________

                         Total               1,000,000
                                             =========


          (d) and (e)   Not applicable.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 17 of 20



          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

          Except for the contracts, arrangements, understandings and relationships described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed as Exhibits

          Exhibit A      Joint Filing Undertaking.





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 18 of 20



                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  February 21, 1996

          BK CAPITAL PARTNERS II, L.P.        RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS III, L.P.       INC.
          BK CAPITAL PARTNERS IV, L.P.
          BK-NEC, L.P.
                                              By /s/ Donald S. Scherer
          By Richard C. Blum & Associates,    ______________________________
             L.P., its General Partner           Donald S. Scherer,
                                                 Secretary
             By Richard C. Blum &
                Associates, Inc., its
                General Partner               /s/ George A. Pavlov
                                              _______________________________
                                              RICHARD C. BLUM
                By /s/ Donald S. Scherer
                   ______________________     By George A. Pavlov
                   Donald S. Scherer,            Attorney-in-Fact
                   Secretary


          RICHARD C. BLUM & ASSOCIATES,       THE COMMON FUND
          L.P.
                                              By Richard C. Blum & Associates,
             By Richard C. Blum &                L.P., its Investment Adviser
                Associates, Inc., its
                General Partner                  By Richard C. Blum &
                                                    Associates, Inc., its
                                                    General Partner
                By /s/ Donald S. Scherer
                   ______________________
                   Donald S. Scherer,               By /s/ Donald S. Scherer
                   Secretary                           ______________________
                                                       Donald S. Scherer,
                                                       Secretary





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 19 of 20



                                     INDEX TO EXHIBITS


                                                           Sequentially
          Item              Description                    Numbered Page

          Exhibit A         Joint Filing Undertaking             20





          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 20 of 20



                                         EXHIBIT A

                                 JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  February 21, 1996

          BK CAPITAL PARTNERS II, L.P.        RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS III, L.P.       INC.
          BK CAPITAL PARTNERS IV, L.P.
          BK-NEC, L.P.
                                              By /s/ Donald S. Scherer
          By Richard C. Blum & Associates,    ______________________________
             L.P., its General Partner           Donald S. Scherer,
                                                 Secretary
             By Richard C. Blum &
                Associates, Inc., its
                General Partner               /s/ George A. Pavlov
                                              _______________________________
                                              RICHARD C. BLUM
                By /s/ Donald S. Scherer
                   ______________________     By George A. Pavlov
                   Donald S. Scherer,            Attorney-in-Fact
                   Secretary


          RICHARD C. BLUM & ASSOCIATES,       THE COMMON FUND
          L.P.
                                              By Richard C. Blum & Associates,
             By Richard C. Blum &                L.P., its Investment Adviser
                Associates, Inc., its
                General Partner                  By Richard C. Blum &
                                                    Associates, Inc., its
                                                    General Partner
                By /s/ Donald S. Scherer
                   ______________________
                   Donald S. Scherer,               By /s/ Donald S. Scherer
                   Secretary                           ______________________
                                                       Donald S. Scherer,
                                                       Secretary